EXHIBIT 99.0

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS

A publication of The Provo Group, Inc.	THIRD QUARTER of 2007

PLEASE CASH YOUR DISTRIBUTION CHECKS PROMPTLY…

The managing of old outstanding distribution checks is a constant and costly battle for DiVall Investor Relations. To better serve our investors and to protect the Partnership from potential check fraud, the old distribution account was closed last Fall and a new account was opened at the Bank of The West which enables the Partnership to benefit from updated bank services such as “Positive Pay” (allows the Partnership to permanently void a check that has been subsequently reissued due to various reasons.) A Mass Reissue Project was then undertaken in late December and early January that resulted in favorably reducing the old outstanding distribution checks balance by thousands of dollars. To further aid in reducing the number of old outstanding checks, Investor Relations will perform an analysis at the end of each Quarter on outstanding checks greater than three months old to determine whether a check can and should be reissued or if it should be referred to the lost investor and escheatment process.

As an investor, it is important for you to do your part in keeping the old outstanding checks balance at a minimal amount: (1) Cash quarterly distribution checks in a timely manner; (2) Immediately notify DiVall Investor Relations of lost checks; (3) Notify DiVall Investor Relations of address and phone changes; and (4) Be mindful of your investment (and let beneficiaries be aware of your investment). PLEASE READ THE IMPORTANT DISTRIBUTION AND RESISSUE HIGHLIGHTS BELOW:

•	Distributions are calculated at the end of each calendar Quarter.

•	Distribution checks (or distribution aprons) and the Quarterly Newsletters are mailed four times per year: February 15th, May 15th, August 15th, and November 15th. WATCH FOR THESE ITEMS IN YOUR MAIL!

•

Immediately contact DiVall Investor Relations (Contact Information at bottom of page 2) if you do not receive your Quarterly distribution mailing in a timely manner (within two weeks) or if you have misplaced your distribution check after it has been received.

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If an original distribution check is determined to be “lost” and an investor contacts DiVall Investor Relations within three months of the issue date, the distribution check will be voided with the bank, and a new check will be reissued in the same amount and mailed to the investor. If the new reissue check is then determined to be lost, then that check will be voided with the bank and a $20 reissue fee will be deducted from the second reissue check.

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If an original distribution check is determined to be “lost” and DiVall Investor Relations is not contacted by the investor within three months of the original issue date, then the check will be voided with the bank and a $20 reissue fee will be deducted from the new reissue check. AVOID A $20 FEE, REPORT MISSING CHECKS WITHIN THREE MONTHS OF ISSUANCE!

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If it is determined that a distribution check (either original or reissued) cannot be reissued due to lost investor status, then the check will enter the lost and escheatment process and will eventually be sent to the applicable State if the investor is not able to be found. DON’T LET THIS HAPPEN TO YOUR INVESTMENT DISTRIBUTION DOLLARS!

THIRD QUARTER OF 2007 DISTRIBUTION HIGHLIGHTS...

•	The Third Quarter distribution of $290,000 represents $6.27 per unit.

•

$1,443 to $1,294 range of cumulative distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both cash flow from operations and “net” cash activity from financing and investing activities).

FOURTH QUARTER OF 2007 DISTRIBUTION REVISED PROJECTION…

Due to the Second Quarter sale of the Sunrise Preschool property (no further rent to be collected), the Fourth Quarter distribution for 2007 is projected to be approximately $290,000 ($6.27 per unit), which is $35,000 ($.76 per unit) lower than originally projected. This distribution will be adjusted upward for positive cash flow impacts, such as any Fourth Quarter collections from Popeye’s, and/or adjusted downward for any unforeseen negative circumstances.

SEE INSIDE
Property Highlights	2
Questions & Answers	2
Contact Information	2

	DIVALL 2 QUARTERLY NEWS	3 Q 07

PROPERTY HIGHLIGHTS

DEFAULTED TENANT

Park Forest, IL (operates as a Popeye’s restaurant): As previously reported to investors, during 2006 the Partnership had defaulted Popeye’s for failure to meet its monthly rent and property tax escrow obligations. In addition, the Partnership had filed for possession of the property in the Cook County Courts. However, a Settlement agreement was executed in early May of 2007, and in accordance with the agreement Popeye’s has paid in full its past due rent and escrow billings to the Partnership. Current and past due monthly rent and property tax escrow payments totaling approximately $27,000 were received from the tenant during the Third Quarter. Popeye’s remains liable for rent and property tax obligations through the remainder of its lease (expiration is 12/31/2009).

PROPERTIES HELD FOR SALE

•

Ogden, Utah (operates as Blockbuster Video): A listing agreement for the sale of the property was executed with an unaffiliated broker in May of 2007 (current asking price is $1,250,000.) Approximately $21,000 in roofing expenditures on the property were capitalized in the Second Quarter.

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1515 Savannah Hwy., Charleston, South Carolina (operates as a Wendy’s restaurant): The tenant, Wencoast Restaurants, Inc. (“Wencoast”), informed us that the Wendy’s concept at this location was not achieving its profitability objective, and they wished to sublet to another operator. We were subsequently informed that the new operator wanted to buy the property, and a sales contract was executed on August 21, 2007. Although there is never a guarantee until a sale is final, closing is anticipated to take place by year-end and net sale proceeds of approximately $1.1 million are projected to be distributed in February of 2008. Wencoast ceased operations at this location effective September 30, 2007, but will continue to be liable for rent per the lease terms until the sale of the property.

OTHER PROPERTY NEWS

Wendy’s Properties: Ten of the Partnership properties were leased to Wendy’s franchisee, Wencoast, Inc. (“Wencoast”), with lease expiration dates of November 6, 2016. In July of 2007, six of these leases were assigned to Wendy’s franchisee, Wendgusta, LLC (“Wendgusta”). The lease terms for four of the properties were extended to 2021 with a five year renewal option. In exchange, Wendgusta is required to make significant capital improvements to the four properties within 18 months. Leasing commissions totaling approximately $55,000 were paid to a General Partner affiliate in July of 2007 in relation to the lease extensions.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Fourth Quarter of 2007 is scheduled to be mailed on February 15, 2008.

•	What was the December 31, 2006 Net Asset Value (“NAV”)?

The NAV of the Partnership was $405 per unit as of 12/31/06. The NAV letter from the General Partner was included with the February 15, 2007 distribution mailing. Please note that the 12/31/06 NAV should be adjusted (reduced) for any subsequent property sales during 2007. For example, due to the sale of the Sunrise Preschool property in April of 2007, $33 per unit would be deducted from the 12/31//06 NAV of $405. Therefore, the adjusted 12/31/06 NAV of the Partnership is $372.

•	When can I expect to receive my 2006 Annual Form 10-K Report?

Your Annual Report was mailed in May of 2007.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address listed below:

CONTACT INFORMATION

MAIL:	DiVall Investor Relations
c/o Phoenix American Financial Services, Inc.
2401 Kerner Blvd.
San Rafael, CA 94901
PHONE:	1-800-547-7686
FAX:	1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

STATEMENTS OF INCOME AND CASH FLOW CHANGES

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2007

	PROJECTED	ACTUAL	VARIANCE
	3RD QUARTER 09/30/2007	3RD QUARTER 09/30/2007	BETTER (WORSE)
OPERATING REVENUES
Rental income	$550,070	$534,872	$(15,198)
Interest income	7,700	20,484	12,784
Gain on sale of investment property	0	0	0
Other income	0	4,659	4,659

TOTAL OPERATING REVENUES	$557,770	$560,016	$2,246

OPERATING EXPENSES
Insurance	$12,486	$12,488	$(2)
Management fees	56,925	56,711	214
Overhead allowance	4,590	4,585	5
Advisory Board	2,625	2,125	500
Administrative	15,494	16,133	(639)
Professional services	16,840	17,537	(697)
Auditing	17,700	17,400	300
Legal	9,000	11,669	(2,669)
Property Expenses	3,003	11,728	(8,725)

TOTAL OPERATING EXPENSES	$138,663	$150,377	$(11,714)

INVESTIGATION AND RESTORATION EXPENSES	$0	$124	$(124)

NON-OPERATING EXPENSES
Depreciation	$55,862	$50,458	$5,404
Amortization	4,296	4,296	(0)

TOTAL NON-OPERATING EXPENSES	$60,158	$54,754	$5,404

TOTAL EXPENSES	$198,821	$205,255	$(6,434)

NET INCOME	$358,949	$354,761	$(4,188)

			VARIANCE
OPERATING CASH RECONCILIATION:
Depreciation and amortization	60,158	54,754	(5,404)
Recovery of amounts previously written off	0	(3,107)	(3,107)
(Increase) Decrease in current assets	(170,295)	(148,933)	21,362
Increase (Decrease) in current liabilities	16,900	(11,596)	(28,496)
(Increase) Decrease in cash reserved for payables	(18,336)	10,177	28,513
Current cash flows advanced from (reserved for) future distributions	83,550	83,550	0

Net Cash Provided From Operating Activities	$330,926	$339,606	$8,680

CASH FLOWS (USED IN) FROM INVESTING AND FINANCING ACTIVITIES
Indemnification Trust (Interest earnings reinvested)	$(5,000)	$(6,227)	$(1,227)
Recovery of amounts previously written off	0	3,107	3,107
Payment of Leasing Commissions	0	(55,125)	(55,125)

Net Cash (Used In) From Investing And Financing Activities	$(5,000)	$(58,245)	$(53,245)

Total Cash Flow For Quarter	$325,926	$281,361	$(44,565)
Cash Balance Beginning of Period	740,909	2,369,528	1,628,619
Less 2nd quarter 2007 L.P. distributions paid 8/07	(325,000)	(1,855,000)	(1,530,000)
Change in cash reserved for payables or future distributions	(65,214)	(93,727)	(28,513)

Cash Balance End of Period	$676,621	$702,162	$25,541

Cash reserved for 3rd quarter 2007 L.P. distributions	(325,000)	(290,000)	35,000
Cash reserved for payment of accrued expenses	(94,578)	(159,134)	(64,556)
Cash advanced from (reserved for) future distributions	(122,450)	(122,450)	0

Unrestricted Cash Balance End of Period	$134,593	$130,578	$(4,015)

	PROJECTED	ACTUAL	VARIANCE
* Quarterly Distribution	$325,000	$290,000	$(35,000)
Mailing Date	11/15/2007	(enclosed )	—

*	Refer to distribution letter for detail of quarterly distribution.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2007 PROJECTED PROPERTY SUMMARY
AND RELATED RECEIPTS
FOR CURRENT OPERATING PROPERTIES
AS OF SEPTEMBER 30, 2007

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	ANNUAL RECEIPTS	RETURN
APPLEBEE’S	COLUMBUS, OH	1,059,465	135,780	12.82%		84,500	29,849	0	0.00%	1,143,965	135,780	11.87%

DENNY’S (2)	PHOENIX, AZ	972,726	66,167	6.80%		183,239	0	0	0.00%	1,155,965	66,167	5.72%

CHINESE SUPER BUFFET	PHOENIX, AZ	865,900	66,000	7.62%		221,237	0	0	0.00%	1,087,137	66,000	6.07%

DAYTONA’S All SPORTS CAFÉ	DES MOINES, IA	845,000	72,000	8.52%		52,813	0	0	0.00%	897,813	72,000	8.02%

KFC	SANTA FE, NM	451,230	60,000	13.30%						451,230	60,000	13.30%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of September 30, 2007 (does not include properties sold or held for sale during 2007).
2:	The Denny’s lease expired as of October 31, 2007. Effective November 1, 2007, Management executed a three-year and two-month lease renewal agreement with Denny’s, which extends the lease expiration date to December 31, 2010.

The first year annual base rent will be $72,000.

PROJECTIONS FOR	DIVALL INSURED INCOME PROPERTIES 2 LP
DISCUSSION PURPOSES	2007 PROJECTED PROPERTY SUMMARY
AND RELATED RECEIPTS
FOR CURRENT OPERATING PROPERTIES
AS OF SEPTEMBER 30, 2007

PORTFOLIO	(Note 1)
		REAL ESTATE			EQUIPMENT					TOTALS
CONCEPT	LOCATION	COST	ANNUAL BASE RENT	% YIELD	LEASE EXPIRATION DATE	COST	PRINCIPAL RETURNED AS OF 1/1/94	ANNUAL LEASE RECEIPTS	% RETURN	COST	TOTAL RECEIPTS	RETURN
POPEYE’S	PARK FOREST, IL	580,938	77,280	13.30%						580,938	77,280	13.30%

PANDA BUFFET	GRAND FORKS, ND	739,375	36,000	4.87%						739,375	36,000	4.87%

WENDY’S	AIKEN, SC	633,750	90,480	14.28%						633,750	90,480	14.28%
WENDY’S	N. AUGUSTA, SC	660,156	87,780	13.30%						660,156	87,780	13.30%
WENDY’S	AUGUSTA, GA	728,813	96,780	13.28%						728,813	96,780	13.28%
WENDY’S	CHARLESTON, SC	596,781	76,920	12.89%						596,781	76,920	12.89%
WENDY’S	AIKEN, SC	776,344	96,780	12.47%						776,344	96,780	12.47%
WENDY’S	AUGUSTA, GA	649,594	86,160	13.26%						649,594	86,160	13.26%
WENDY’S	CHARLESTON, SC	528,125	70,200	13.29%						528,125	70,200	13.29%
WENDY’S	MT. PLEASANT, SC	580,938	77,280	13.30%						580,938	77,280	13.30%
WENDY’S	MARTINEZ, GA	633,750	84,120	13.27%						633,750	84,120	13.27%

PORTFOLIO TOTALS		11,302,885	1,279,727	11.32%		541,789	29,849	0	0.00%	11,844,674	1,279,727	10.80%

Note:

1:	This property summary includes only operating property and equipment held by the Partnership as of September 30, 2007 (does not include properties sold or held for sale during 2007).
2:	The Denny’s lease expired as of October 31, 2007. Effective November 1, 2007, Management executed a three-year and two-month lease renewal agreement with Denny’s, which extends the lease expiration date to December 31, 2010.

The first year annual base rent will be $72,000.